My Size, Inc.

4 Hayarden St.

P.O.B 1026

Airport City, 7010000 Israel

February 8, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	My Size, Inc.
Registration Statement on Form S-1 Filed January 30, 2023 File No. 333-269467

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, My Size, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (File No. 333-269467) of the Company (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:30 p.m., Eastern Time, on February 10, 2023 or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, P.A., by calling Gary Emmanuel at (212) 801-9337. The Company hereby authorizes Mr. Emmanuel to orally modify or withdraw this request for acceleration.

Very truly yours,

MY SIZE, INC.

By:	/s/ Or Kles
Name:	Or Kles
Title:	Chief Financial Officer

cc: Gary Emmanuel (Greenberg Traurig, P.A.)